Anil Dhirubhai Ambani Group

RECEIVED

2007 FEB -6 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

30th January, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07020866

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	A letter dated 30th January, 2007 intimating about allotment of 1,54,00,000 Equity Shares of Rs.10 each on conversion of Warrants

Copies of the above letters are enclosed herewith for information and records.

PROCESSED

FEB 0 8 2007

THOMSON FINANCIAL

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

30th January, 2007

Shri S.Subramaniam
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Tel. No. 2272 2375/1121/1122 12066
Fax No : 2272 2037/2039/2041/2061/3719
BSE Scrip Code: 532704

Dear Sir,

Sub : Allotment of 1,54,00,000 Equity Shares of Rs.10 each on conversion of Warrants

This is to inform you the Committee of Directors of the Company at its meeting held today, the 30th January, 2007, has allotted 1,54,00,000 equity shares of Rs. 10 each for cash at a price of Rs.573 (including a premium of Rs. 563) per Share to AAA Project Ventures Private Limited, being the Promoter Group, against the outstanding warrants issued on 2nd August, 2005. These Shares will be subject to lock in up to 1st August, 2008

Consequent upon the said allotment, the paid-up Capital of the Company stands increased to 22,85,30,308 fully paid up equity shares of Rs.10 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

30th January, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel. No. 2659 8235/36, 2659 8100/14
Fax No : 2659 8237 / 38
NSE Scrip Code: REL

Dear Sir,

Sub : Allotment of 1,54,00,000 Equity Shares of Rs.10 each on conversion of Warrants

This is to inform you the Committee of Directors of the Company at its meeting held today, the 30th January, 2007, has allotted 1,54,00,000 equity shares of Rs. 10 each for cash at a price of Rs.573 (including a premium of Rs. 563) per Share to AAA Project Ventures Private Limited, being the Promoter Group, against the outstanding warrants issued on 2nd August, 2005. These Shares will be subject to lock in up to 1st August, 2008

Consequent upon the said allotment, the paid-up Capital of the Company stands increased to 22,85,30,308 fully paid up equity shares of Rs.10 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END